Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

peter l. dunlap[3]
douglas j. austin
michael e. cavanaugh[9]
john j. loose
david e.s. marvin[4]
stephen l. burlingame
darrell a. lindman
iris k. linder
gary c. rogers
mark a. bush
michael h. perry
brandon w. zuk
michael c. levine
thomas j. waters
mark r. fox[2,4]
michael s. ashton
h. kirby albright
graham k. crabtree
michael p. donnelly
edward j. castellani[5]
nan elizabeth casey
peter d. houk[1]

jonathan e. raven
thaddeus e. morgan
anne bagno widlak
anita g. fox[4]
elizabeth h. latchana
todd d. chamberlain
ryan m. wilson
kenneth s. wilson[2]
robert b. nelson
brian p. morley[6]
mary m. moyne[8]
john d. miller[7]
toni l. harris[8]
ryan k. kauffman
jennifer utter heston
nicole l. proulx
matthew a. carmona
vincent m. pecora
g. alan wallace
louis a. brown
samantha a. kopacz
124 West Allegan Street, Suite 1000 lansing, michigan 48933 TELEPHONE (517) 482-5800 FACSIMILE (517) 482-0887 website www.fraserlawfirm.com December 21, 2007	DETROIT OFFICE
TELEPHONE (313) 237-7300
FACSIMILE (313) 961-1651

archie c. fraser
(1902-1998)
everett r. trebilcock
(1918-2002)
james r. davis
(1918-2005)

retired
donald a. hines
ronald r. pentecost

[1]retired circuit judge
[2]also licensed in florida
[3]also licensed in colorado
[4]also licensed in district of columbia
[5]also certified public accountant
[6]also licensed in north carolina
[7]also licensed in georgia
[8]also licensed by u.s. patent and trademark office
[9]also licensed in ohio

E-mail: ilinder@fraserlawfirm.com DID: 517-377-0803

H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-1090

RE:         Aurora Oil & Gas Corporation (the "Company")
Post-Effective Amendment No. 4 to Registration Statement on Form SB-2
Filed October 31, 2007
File No. 333-129695

Post-Effective Amendment No. 4 to Registration Statement on Form SB-2
Filed November 1, 2007
File No. 333-130769

Dear Mr. Schwall:

Reference is made to your comment letter (your “Letter”) of November 30, 2007 regarding Aurora Oil & Gas Corporation’s Post-Effective Amendment No. 4 to Registration Statements numbers 333-129695 and 333-130769 on Form SB-2, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2007 and November 1, 2007 respectively (the “Registration Statements”). The comment numbers and headings below in this response letter (this “Response Letter”) correspond those set forth in your Letter.

General Comment No. 1: We have issued under separate cover comments relating to your confidential treatment request for Exhibit 10.11 to your quarterly report on Form 10-Q filed August 7, 2006. Until all open matters including the request for confidential treatment have been resolved, we will not be in a position to consider a request to accelerate the effectiveness of your registration statements.

Response to General Comment No. 1: In our letter of December 7, 2007 to Special Counsel Timothy Levenberg, we responded to your comment letter (the “Confidential Treatment Comment Letter”) relating to the confidential treatment request for Exhibit 10.11 to the Company's Form 10-Q filed with the SEC August 7, 2006. On December 19, 2007, the Company filed Amendment No. 3 to the Compnay's Form 10-QSB for the period ended June 30, 2006, including a redacted copy of the exhibit for which we requested confidential treatment. Although we have not yet received a response from your office on the matter, we believe that we have fully complied with the comments and revisions requested in the Confidential Treatment Comment Letter and that all issues raised in the Confidential Treatment Comment Letter have been resolved.

General Comment No. 2: It appears that you no longer qualify as a “small business issuer” because your public float exceeded $25 million at the end of your last two fiscal years. See the definition provided in Rule 405 under the Securities Act of 1933, as amended. Please amend both registration statements on a form for which you qualify.

Response to General Comment No. 2: In response to this General Comment No. 2, the Company has amended the Registration Statements by filing them on Form S-3 (the "Amendments"). Please note that because of the substantial difference between Form S-3 and Form SB-2, we are not providing marked copies of the Amendments.

General Comment No. 3: Please amend your filings to provide the required updated financial statements. See Item 3-12(a) of Regulation S-X, or Item 310 of Regulation S-B, as the case may be. In addition, please update the financial information throughout your filings accordingly.

Response to General Comment No. 3: On November 14, 2007, the Company filed on Form 10-Q its quarterly report for the period ended September 30, 2007 (the “Form 10-Q”). The Amendments incorporate by reference the Form 10-Q and the required updated financial statements contained therein.

Should you have any further questions, please feel free to contact me.

Very truly yours,

FRASER TREBILCOCK DAVIS & DUNLAP, P.C.

/Iris K. Linder/

Iris K. Linder
IKL/blv
Enclosure
cc: Barbara Lawson
      Laura Nicholson